Exhibit 99.8

Metal Storm Limited

Notice of Meeting of Note Holders and

Explanatory Statement

Meeting to be held at Brisbane Polo Club, Naldham House,

1 Eagle Street, Brisbane, 4000,

on Monday, 16 July 2012

commencing at 11am Brisbane time

THIS NOTICE OF MEETING OF NOTE HOLDERS AND EXPLANATORY STATEMENT IS IMPORTANT
AND SHOULD BE READ IN ITS ENTIRETY. THE MATTERS RAISED IN THIS DOCUMENT RELATE TO
CONVERTIBLE NOTES IN THE COMPANY.

NOTHING IN THIS DOCUMENT SHOULD BE CONSTRUED AS ADVICE. YOU ARE ENCOURAGED TO
SEEK ADVICE FROM YOUR ACCOUNTANT, SOLICITOR, TAX ADVISER OR OTHER PROFESSIONAL
ADVISER BEFORE DECIDING HOW TO VOTE ON THE RESOLUTION.

6640267/10

Table of Contents

Chairman’s Letter			3

Notice of Meeting of Note Holders			4

Explanatory Statement			6

1	Background		6

2	Approval of amendments to the Note Terms		7

	2.1	Amendments to the Note Terms	7
	2.2	Resolution conditional on approval of Shareholders	9
	2.3	Consequences if the Resolution is not approved	9
	2.4	The proposed amendments to the Note Terms and how to obtain a copy	9

3	The Transactions		9

	3.1	Luxinvest Agreement	9
	3.2	Umbrella Deed	11

4	Luxinvest’s voting power		14

	4.1	Maximum voting power	14
	4.2	Effect of control	15
	4.3	Luxinvest’s intentions	15

5	Consequences of Completion not occurring		15

	5.1	Completion	15
	5.2	Consequences of appointing an administrator	16

6	Directors’ recommendation		16

7	Trustee’s disclaimer		17

Glossary			18

Schedule 1 – Summary of proposed amendments to the Note Terms under the Resolution			21

Schedule 2 – Pro-forma Balance Sheet			22

6640267/10

Chairman’s Letter

Dear Note Holders,

The Company continues its efforts to obtain financial stability. This Notice of Meeting provides important information on restructuring transactions for we are seeking Note Holder and Shareholder approval. If we obtain the necessary approvals, the transactions will enable us to eliminate the majority of our Secured Note debt and provide us with an injection of working capital essential to move forward with our commercialisation program.

In summary, the Company announced recently that it had signed agreements with Luxinvest for the subscription of $4.65 million of new equity which will be used to fund a reduction of the Company’s Secured Note debt and to provide a substantial injection of essential working capital to further the MAUL, FireStorm and Managed Lethality Grenade Launcher non-lethal weapon programs.

Under one of the agreements, ASOF, the holder of the majority of the Company’s Secured Notes, has agreed to:

•	redeem $9.0 million of Secured Notes for $1.7 million cash;

•	convert $1.4 million of Secured Notes into shares; and

•	forgive a further $1.5 million of Secured Notes under an existing debt forgiveness deed.

The redemption, conversion and forgiveness of $11.9 million of Secured Notes debt will materially improve the Company’s balance sheet and reduce the potential for further dilution, as these Secured Notes can no longer be converted into Shares.

The deal also increases working capital by $2.95 million, after the redemption of Secured Notes, enabling the Company to focus on its product delivery program.

The Company has been striving to raise capital in a difficult global financial environment while carrying a very high level of secured debt on its balance sheet. Through the transactions, the Company is able to eliminate the majority of the Secured Note debt at a much lower dilution than if it had been converted into Shares. The Board considers that with the lower debt burden, the fundamental value of the Company’s equity is improved and Company should be more attractive to Note Holders, Shareholders and other investors. The Company notes that it has received an increased interest from new potential investors since the restructuring was announced.

Although the Company has needed to make refinancing its fundamental priority, the Company has continued to develop and prepare its product for market and market interest in the non-lethal applications of the Company’s technology has not diminished. Provided the Company can obtain $10 million – $12 million of net additional capital (i.e excluding any financing or transaction costs), the Company expects that it should be able to advance the pre-production phase of its non-lethal weapon programs and take orders in the near term.

The Board recommends that Note Holders vote in favour of the Resolution to approve the amendments to the Note Terms to enable the transactions to occur. The Company is also seeking approval from Shareholders at a meeting to be held immediately prior to the meeting convened by this Notice of Meeting.

Please read the Notice of Meeting and accompanying Explanatory Statement carefully before to deciding how to vote.

/s/ Terry O’Dwyer

Terry O’Dwyer
Chairman

6640267/10

Notice of Meeting of Note Holders

Metal Storm Limited

Notice of Meeting of Note Holders

Notice is hereby given that a meeting of Note Holders of Metal Storm Limited will be held at Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane, 4000 on Monday, 16 July 2012 commencing at 11am Brisbane time.

Business

Resolution: Approval of amendments to the Note Terms

To consider and, if thought fit, pass the following as an Extraordinary Resolution:

That, subject to the satisfaction of the Condition set out below, for the purposes of clauses 15.11(c) and 17.1(e) of the Trust Deed and for all other purposes, Note Holders:

(a)	approve the modification of the Note Terms, by amending the Note Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting; and

(b)	authorise the Trustee to effect the amendments to the Note Terms by executing the Amendment Deed.

Condition:

The approval of Note Holders of the Resolution is subject to the Company obtaining Shareholder approval of the Shareholder Resolution.

Explanatory Statement

The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it. An Independent Expert’s Report to Shareholders has also been prepared by the Independent Expert in relation to the transactions the subject of the Shareholder’s Resolution. A copy of the Independent Expert’s Report will be available for inspection during business hours at the registered office of the Company at 29 Sudbury Street, Darra, Queensland 4076 once the notice of Shareholder Meeting has been despatched to Shareholders in mid June 2012. Alternatively, a copy will be available on the Company’s website (www.metalstorm.com) at that time.

The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.

Voting entitlements

In accordance with clause 15.12 of the Trust Deed, a Note Holder will be entitled to vote at the meeting if that Note Holder is recorded in the Register as at 11am Brisbane time on 14 July 2012.

Voting at the meeting

In accordance with clause 15.7(d) of the Trust Deed, the Resolution, as an Extraordinary Resolution, must be determined by a poll. On a poll every Note Holder present (either personally, by proxy, attorney or corporate representative) will have one vote for every complete $1.00 in nominal value of Notes in their name in the Register. The nominal value is $0.135 per Note. By way of example, if you hold 10,000 Notes, you will have 1,350 votes at the meeting.

In the case of jointly registered Note Holders, any one of the joint Note Holders is entitled to vote in respect of their joint Notes. However, if more than one joint Note Holder attempts to vote in respect of

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Notice of Meeting of Note Holders

Metal Storm Limited

the same Notes, only the vote of the joint Note Holder whose name appears first in the Register as between the joint Note Holders who have attempted to vote will be accepted to the exclusion of the votes of the other joint Note Holders.

Proxies

A Note Holder is entitled to appoint another person (whether a Note Holder or not) as their proxy to attend and vote in their place at the meeting.

A proxy has the same right as the Note Holder to speak at the meeting.

An instrument appointing a proxy must be in writing and signed by the appointor or their attorney or if the appointor is a corporation, executed in accordance with the Corporations Act or by its attorney.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Note Holder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its corporate representative the appointment must be effected in the manner specified below.

Clause 15.10 of the Trust Deed requires that all completed proxy forms (including any supporting materials) must be received by the Company at its share registry at the address or facsimile number set out in the proxy form before 11am Brisbane time on 14 July 2012. Any proxy form (including any supporting materials) received after this time will not be valid.

Corporate representative

Any corporate Note Holder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising them to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.

By order of the Board of Directors

/s/ Brett Farmer

Brett Farmer
Company Secretary
Metal Storm Limited
31 May 2012

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Explanatory Statement

This Explanatory Statement has been prepared for the information of Note Holders in relation to the business to be conducted at the meeting of Note Holders on 16 July 2012. An Independent Expert’s Report to Shareholders has also been prepared by the Independent Expert in relation to the transactions the subject of the Shareholder’s Resolution. A copy of the Independent Expert’s Report will be available for inspection during business hours at the registered office of the Company at 29 Sudbury Street, Darra, Queensland 4076 once the notice of Shareholder Meeting has been despatched to Shareholders in mid June 2012. Alternatively, a copy will be available on the Company’s website (www.metalstorm.com) at that time.

This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1	Background

On 18 April 2012 the Company announced that it had entered into the Luxinvest Agreement and the Umbrella Deed pursuant to which, amongst other things, the Company would issue new Shares to Luxinvest and ASOF and reduce the number of outstanding Secured Notes on issue. The terms of the Luxinvest Agreement and the Umbrella Deed and their effect on the share and debt structuring of the Company are described in sections 3 and 4 below.

Over the past two years the Company’s difficulty in finding suitable capital investors has been well documented. The Board consider the transactions contemplated by the Luxinvest Agreement and the Umbrella Deed to be beneficial to Note Holders, Shareholders and other investors in the Company by providing a capital injection of $4.65 million, $1.7 million of which will be used to facilitate the redemption of Secured Notes. This redemption, together with the conversion into Shares of further Secured Notes will eliminate Secured Notes with an aggregate Face Value of approximately $11.9 million.

The subscriptions for Shares and a converting security by Luxinvest provides the Company with a substantial injection of funding needed in order to progress the MAUL, FireStorm and Managed Lethality Grenade Launcher non-lethal weapon programs towards limited production. Further, the Company considers that the deleveraging of the Company through the elimination, redemption and conversion of convertible securities held by ASOF increases the fundamental equity value of the Company and should make the Company more attractive to Note Holders, Shareholders and other potential investors.

The Directors are mindful the transactions the subject of the Luxinvest Agreement and the Umbrella Deed will dilute Shareholders and, thereby Note Holders who convert their Notes into Shares, as result of the issue of up to 7,618,055,500 Shares. However, the Directors note that this dilution is offset by the redemption or forgiveness of 77,742,023 Secured Notes which could have resulted in the issue of up to 11,661,303,450 Shares. In the Independent Expert’s Report, the Independent Expert has stated that in its opinion the transactions are not fair but reasonable to Shareholders.

The transactions do not solve the Company’s funding challenges and the Group still requires a major capital raising in order to enable the Group to get one or more of its products to a production-ready stage and commence the marketing process. For the Company to get to that stage, it is expected to need $10 million – $12 million of net additional capital (i.e. excluding any financing or transaction costs). The actual amount of funding required is difficult to forecast due to the nature of the Company’s research and development activities.

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A pro-forma balance sheet has been prepared by the Company based on the audited statement of financial position of the Group as at 31 December 2011. The pro-forma balance sheet, which has not been audited or reviewed, shows the effect on the statement of financial position of the Group of the transactions contemplated by the Luxinvest Agreement and the Umbrella Deed, the amendments to the Note Terms approved by Shareholders and Note Holders on 12 January 2012 and other transactions set out in the notes to the pro-forma balance sheet as if they had occurred on 31 December 2011. The pro-forma balance sheet is set out in Schedule 2 of the Explanatory Statement and must be read in conjunction with the notes to such pro-forma balance sheet and the Explanatory Statement.

2	Approval of amendments to the Note Terms

2.1	Amendments to the Note Terms

2.1.1	Issue of Original Notes and subsequent changes to the Notes

The Company and the Trustee entered into the Trust Deed under which a total of 203,703,704 Original Notes were issued in accordance with a pro rata renounceable rights issue offer on 1 September 2006 to Shareholders and Harmony Investment Fund Limited as a sub-underwriter of the issue.

The Original Notes were issued to fund the advancement of the Group’s commercialisation strategy and to finance specific product development programs. Following the approval of the holders of Original Notes and Shareholders, the Original Notes became Interest Bearing Notes on 31 July 2009 and had their maturity date extended to 1 September 2011. Under an election booklet and prospectus dated 12 August 2009, holders of Interest Bearing Notes were offered the opportunity to elect to hold their Notes as Secured Notes which were also due to mature on 1 September 2011. Approximately 77% of Note Holders elected to hold Secured Notes.

On 29 August 2011, Note Holders approved a six month extension to the maturity date of the Notes to 1 March 2012. On 12 January 2012, Note Holders and Shareholders approved a further extension to the maturity date of the Notes to 1 March 2015 and other amendments including amendments to the conversion price formula and to permit the Debt Forgiveness.

2.1.2	Notes Terms

Each Note:

•	has a face value of $0.135;

•	is transferable;

•	does not grant its holder the right to:

•	any dividends declared by the Company;

•	vote at general meetings of the Company; or

•	participate in any equity or other capital raising of the Company; and

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•

can be converted into Shares at the lesser of $0.0105 per Share or 90% of the average of the five lowest daily VWAPs of Shares during the 20 business days preceding conversion (rounded down to four decimal places).

The Interest Bearing Notes are an unsecured debt obligation of the Company and bear interest at a rate of 10% per annum, with interest payable at the end of each Quarter.

The Secured Notes are secured by a fixed and floating charge over the assets of the Company. They do not bear interest.

In the event of a reorganisation of the capital of the Company, the rights of Note Holders will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital and convertible securities at the time of the reorganisation. Any change to the rights of Note Holder must:

•	have the effect that Note Holders do not receive a benefit that Shareholders do not receive, except as permitted by the ASX Listing Rules; and

•	not have an effect which is prejudicial to the interests of Note Holders.

Other than as noted above and any changes required by law, the Notes Terms may generally only be amended by the Company and the Trustee with the approval of 75% of Note Holders present and entitled to vote on the amendment. Shareholder approval, as described in section 2.2 below, may also be required in relation to an amendment to the Note Terms.

The current Note Terms were released by the Company to ASX on 10 February 2012.

As at 28 May 2012 (being the last practicable date prior to this Notice of Meeting), there were 32,267,794 Interest Bearing Notes and 103,418,880 Secured Notes on issue (including 88,112,393 Secured Notes held by ASOF and subject to the conversion, redemption and debt forgiveness obligations set out in the Umbrella Deed).

2.1.3	Details of the proposed amendments to the Notes Terms

In order for the transactions the subject of the Umbrella Deed and Luxinvest Agreement (as described in detail in section 3) to be implemented, Note Holders, are being asked to consider and approve the amendments to the Note Terms so that:

(a)	the Company can redeem the Redemption Notes from ASOF for $1.7 million cash in accordance with the Umbrella Deed; and

(b)	ASOF can convert the Conversion Notes into 1,555,555,500 Shares at an issue price of $0.0009 in accordance with the Umbrella Deed.

The amendments to the Note Terms are relevant for the conversion and redemption of Secured Notes held by ASOF only and will not apply to any other Notes held by any other Note Holder.

All of the proposed changes to the Note Terms are summarised in Schedule 1 of the Explanatory Statement. The amendments will take effect on and simultaneously with Completion.

The amendments to the Note Terms are relevant for the conversion and redemption of Secured Notes held by ASOF only and will not apply to any other Notes held by any other Note Holder.

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Following conversion, redemption and forgiveness of Secured Notes on Completion in accordance with the Umbrella Deed, ASOF will not hold any Notes.

2.2	Resolution conditional on approval of Shareholders

As required by ASX and the terms of the Umbrella Deed, it is a condition of the Resolution that Shareholders also approve the amendments to the Note Terms by an ordinary resolution at a general meeting (ie the approval of more than 50% of Shareholders present and voting at the meeting) by passing the Shareholder Resolution (Condition). A meeting of Shareholders is proposed to be held on the same date as the meeting of Note Holders to seek this approval.

As Shareholder approval is a condition to the Resolution, it will not be possible for the Resolution to become effective unless Shareholder approval is also obtained. If the Resolution is approved and the Condition is satisfied, the Note Terms will be amended by virtue of the Amendment Deed between the Company and the Trustee.

A copy of the notice of general meeting of Shareholders will be sent to all Shareholders and will be available for inspection during business hours prior to the meeting at the registered office of the Company at 29 Sudbury Street, Darra, Queensland 4076. Alternatively, a copy will be available on the Company’s website (www.metalstorm.com).

2.3	Consequences if the Resolution is not approved

If the Resolution (or the Shareholder Resolution) is not approved, the terms of the Notes will remain unchanged and Completion cannot occur. See section 5 for further information on the consequences of Completion not occurring.

2.4	The proposed amendments to the Note Terms and how to obtain a copy

The proposed amendments to the Note Terms are summarised in Schedule 1 of the Explanatory Statement.

A full copy of the Note Terms with the proposed amendments marked is available for inspection during business hours prior to the meeting at the registered office of the Company at 29 Sudbury Street, Darra, Queensland 4076. Alternatively, the Company will provide a copy of the Note Terms with the proposed amendments marked free of charge to any person who requests a copy before the date of the meeting.

A copy of the Note Terms with the proposed amendments marked is also available on the Company’s website (www.metalstorm.com).

3	The Transactions

The proposed amendments to the Note Terms form an integral part of the transaction contemplated by the Luxinvest Agreement and Umbrella Agreement.

3.1	Luxinvest Agreement

3.1.1	Luxinvest Capital Advisors S.A.

Luxinvest Capital Advisors S.A is a boutique corporate advisory firm based in Luxembourg. It is wholly owned by its principal, Mr Alain Mestat, a former Senior Vice President and Director at Banque Privée Edmond de Rothschild Europe.

Luxinvest specialises in providing advisory services for investments and acquisitions in small to mid cap private and public entities, particularly in the clean energy, environmental and high tech space. Its clients are mainly wealthy private individuals and family offices. Examples of these investments include Electro Engine, VaxCure and H2WIN.

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More recently Luxinvest has branched out into direct private equity investment in these same industries. It invests funds acquired from its principal and a range of other investors groups. It focuses on investments where the target company has substantial intellectual property, and seeks to assist the company to take advantage of Luxembourg’s legal regime and structures to maximise value and return. Luxinvest also offers access to its extensive contacts across the Middle East and India to support business development for the companies in which it invests.

Luxinvest’s only associate is its owner, Alain Mestat.

The Company notes that it announced on 2 April 2012 that it had entered into a subscription agreement with Luxinvest pursuant to which Luxinvest agreed to subscribe for 4,375,000,000 Shares at an issue price of $0.0008 per Share (the Initial Luxinvest Subscription Agreement). Those Shares were issued to four individuals (being Andrew Doyle, Dirk Vermeersche, Eduoard de Burlet and Anup Jain in differing proportions and on various dates) pursuant to Luxinvest’s right under the Initial Luxinvest Subscription Agreement to nominate subscribers for those Shares in place of Luxinvest. Luxinvest has informed the Company that none of those subscribers are associates of Luxinvest and the Company has no reason to believe such subscribes are associates of Luxinvest or any other Shareholder.

3.1.2	Principal terms

Pursuant to the Luxinvest Agreement, Luxinvest has agreed to subscribe for new Shares in two tranches as set out in the table below.

Tranche	Number of Shares	Issue Price per Share	Subscription Amount
Luxinvest Tranche 1 Shares	437,500,000	$0.0008	$350,000
Luxinvest Tranche 2 Shares	4,875,000,000	$0.0008	$3,900,000

Total	5,312,500,000		$4,250,000

The obligations of the parties in relation to the Luxinvest Tranche 1 Shares were conditional upon the Company obtaining Shareholder approval for the issue under Listing Rule 7.1. The Company is seeking such approval at the Annual General Meeting on 31 May 2012 and, if it is received, the Luxinvest Tranche 1 Shares are expected to be issued on 4 June 2012.As at 28 May 2012 (being the last practicable date prior to the date of this Notice of Meeting), Luxinvest has no voting power in the Company. As a result of the issue of the Luxinvest Tranche 2 Shares (whether or not the Luxinvest Tranche 1 Shares are issued to Luxinvest), Luxinvest’s voting power in the Company will exceed 20% (see section 4 for further details on Luxinvest’s possible voting power). Therefore, the obligations of the parties in relation to the Luxinvest Tranche 2 Shares are conditional upon the Company obtaining Shareholder approval under the takeovers provisions (item 7 of section 611) of the Corporations Act for the issue of those Shares to Luxinvest. Such approval is being sought at the Shareholder Meeting. The obligation of Luxinvest to subscribe for the Luxinvest Tranche 2 Shares terminates if Shareholder approval for that tranche has not been satisfied or waived by 3 September 2012. The Umbrella Deed provides that the issue of the Luxinvest Tranche 2 Shares is also conditional on completion under the Umbrella Deed.

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3.2	Umbrella Deed

3.2.1	Principal terms

Pursuant to the Umbrella Deed with ASOF and Luxinvest:

•	the Company will redeem 66,414,640 Secured Notes (having an aggregate face value of approximately $9.0 million) (Redemption Notes) from ASOF for $1.7 million cash;

•	ASOF will convert 10,370,370 Secured Notes (with an aggregate face value of approximately $1.4 million) (Conversion Notes) into 1,555,555,500 Shares at an issue price of $0.0009;

•	ASOF will forgive 11,327,383 Secured Notes (with an aggregate face value of approximately $1.5 million) (Forgiveness Notes) under an existing deed of debt forgiveness;

•

Luxinvest has provided a deposit of $400,000 (Deposit) to an escrow agent. On Completion, Luxinvest is entitled to repayment of the Deposit and has irrevocably directed the escrow agent to pay it to the Company as the subscription price for the Luxinvest Converting Security and 125,000,000 Shares (Subscription Shares); and

•	the Company will issue 250,000,000 Shares (at a nominal issue price of $0.0008) (Fee Shares) to Luxinvest as a fee for providing the Deposit.

ASOF has agreed not to transfer the Redemption Notes, the Conversion Notes and the Forgiveness Notes prior to Completion.

The redemption of the Redemption Notes and the conversion of the Conversion Notes on the terms of the Umbrella Deed require an amendment to the Note Terms.

3.2.2	Conditions

Completion under the Umbrella Deed is conditional on:

•

Shareholder approval for the issue of the Luxinvest Tranche 2 Shares, the Subscription Shares, the Fee Shares and the Luxinvest Converting Security to Luxinvest in accordance with the Luxinvest Agreement and the Umbrella Deed for the purposes of Listing Rule 7.1 and the takeovers provisions (item 7 of section 611) of the Corporations Act;

•	Shareholder approval for the issue of Shares to ASOF in accordance with the Umbrella Deed for the purposes of Listing Rule 7.1;

•	Shareholder and Note Hold approval for the amendment to the Note Terms; and

•	completion under the Luxinvest Agreement.

The condition requiring Note Holder approval will be satisfied if the Resolution is approved and the conditions requiring Shareholder approval will be satisfied if the Shareholder Resolution is approved. The conditions must be satisfied by 17 July 2012. Unless the parties agree otherwise, Completion will take place on the fourth business day after all of the conditions have been satisfied or waived.

Further, if an insolvency event (as defined in the Umbrella Deed) occurs in relation to the Company prior to Completion, ASOF will not be under an obligation to complete the Umbrella Deed.

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3.2.3	Transfer restriction on Shares issued pursuant to the Conversion Notes

If Completion occurs, ASOF will be issued with 1,555,555,500 Shares on conversion of the Conversion Notes, representing a voting power of approximately 12.2% in the Company on Completion (assuming no Shares other than those referred to in the Explanatory Statement are issued by the Company after 28 May 2012 (being the last practicable date prior to the date of the Notice of Meeting)).

ASOF has agreed not to sell, transfer or encumber the Shares issued to it on conversion of the Conversion Notes until 18 October 2012 or, if the Company has raised $5 million in additional funding by that date, 18 April 2013.

3.2.4	Director Nominee

Under the Umbrella Deed, ASOF has the right but not the obligation to appoint a person who is acceptable to the Board as a Director. If that Director is not re-elected at the next general meeting of the Company after his or her appointment, provided ASOF retains Shares in the Company, ASOF has the right but not the obligation to nominate a replacement Director. This right expires 12 months after Completion.

ASOF has not informed the Company of an intention to appoint a person as a Director pursuant to this right.

3.2.5	Pre-emptive right on further capital raising

The Company has agreed that it shall not, until the date which is 12 months after Completion:

(a)	enter into a transaction pursuant to which the Company issues or sells any debt, equity or equity-linked securities (including options) that are convertible into, exchangeable or exercisable for, or include the right to receive Shares:

•	at a conversion, exercise or exchange rate or other price that is based on, and/or varies with, the trading prices of, or quotations for, the Shares;

•

at a conversion, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events; or

•	at a fixed issue price, conversion, exercise or exchange rate; or

(b)	issue any securities in a capital or debt raising transaction or series of related transactions which grant an investor the right to receive additional securities based upon a future transaction of the Company on terms more favourable than those granted to such investor in such first transaction or series of related transactions.

The prohibition applies to transactions generally referred to as equity lines of credit and stand-by equity distributions, and convertible securities and loans having a similar effect but does not prohibit rights issues or issues under a share purchase plan.

If the Company wishes to undertake a transaction with a third party that would be prohibited, it must offer ASOF the first right to enter into the transaction on the same terms as those proposed to the third party. ASOF may accept the offer for some or all of the total amount to be raised under the proposed transaction. If ASOF accepts for part only of the transaction, the Company may enter into the balance with a third party or parties. If ASOF declines to enter into the transaction at all or does not respond within 5 business days of the offer, the Company may enter into the transaction with the proposed third party or parties.

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In addition, the Company has agreed that until the date which is 12 months after Completion it shall not, without the prior written consent of ASOF, undertake a transaction with a third party or parties in which the Company issues or sells any debt, equity or equity-linked securities (including options) that are convertible into, exchangeable or exercisable for, or include the right to receive Shares at an issue price, conversion, exercise or exchange rate or other price of less than $0.0008 per Share and where the amount raised by, or the consideration paid to, the Company is more than $2 million.

3.2.6	Terms of the Luxinvest Converting Security

The Luxinvest Converting Security will have a face value of $300,000 and a maturity date of 36 months after the date of issue. The Luxinvest Converting Security does not bear interest and, once converted into Shares, those Shares will rank equally with all other Shares in all respects. The Luxinvest Converting Security must be converted by Luxinvest into Shares at any time after the date of issue provided that it is fully converted on or before the maturity date. The price at which the Luxinvest Converting Security may be converted into Shares is the lower of:

•	$0.0008; or

•	the VWAP of Shares in the 5 business days immediately prior to the date a conversion notice is given, multiplied by 90% and rounded down to four decimal places.

The Luxinvest Converting Security is transferable and does not grant its holder the right to: (a) any dividends declared by the Company; (b) vote at general meetings of the Company; or (c) participate in any equity or other capital raising of the Company.

In the event of a reorganisation of the capital of the Company, the rights of the holder of the Luxinvest Converting Security will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital and convertible securities at the time of the reorganisation. Any change to the rights of the holder of the Luxinvest Converting Security must:

•	have the effect that such security holder does not receive a benefit that Shareholders do not receive, except as permitted by the ASX Listing Rules; and

•	not have an effect which is prejudicial to the interests of such security holder.

Other than as described above, the terms of the Luxinvest Converting Note may only be amended by the Company and the securityholder, subject to Shareholder approval if required by the ASX Listing Rules.

In no circumstances will the Company repay or redeem, or can it be required by the security holder to repay or redeem, any amount of the face value of the Luxinvest Converting Security.

3.2.7	Termination of the Umbrella Deed

Either ASOF or the Company may terminate the Umbrella Deed prior to Completion if any condition has become incapable of satisfaction and that condition has not been waived or if any condition is not satisfied or waived by 17 July 2012 (or such other date as the Company and ASOF may agree in writing).

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Either ASOF or the Company may also terminate the Umbrella Deed at any time if:

(a)	the Company has suffered an insolvency event (as defined in the Umbrella Deed); or

(b)	in the event of an unremedied breach by the other party.

4	Luxinvest’s voting power

4.1	Maximum voting power

As at 28 May 2012 (being the last practicable date prior to the date of this Notice of Meeting), Luxinvest and its associates do not hold any Shares in the Company.

If Completion occurs, and assuming the Luxinvest Tranche 1 Shares are issued to Luxinvest prior to Completion, Luxinvest will hold 5,687,500,000 Shares immediately following the issue of the Shares to be issued to Luxinvest and ASOF on Completion. This represents a voting power of approximately 44.5% in the Company.

Pursuant to the Luxinvest Converting Security, Luxinvest could convert such security into a maximum of 375,000,000 Shares. If Completion occurs, Luxinvest has acquired the Luxinvest Tranche 1 Shares and the Luxinvest Converting Security converts into the maximum number of Shares, Luxinvest will hold 6,062,500,000 Shares, which would represent a voting power of approximately 46.1%.

The table below summaries these figures.

Luxinvest Share holdings and voting power

Event	As at 28 May 2012 (being the last practicable date prior to the date of the Notice of Meeting)	On Completion (assuming Luxinvest is issued the Luxinvest Tranche 1 Shares)	On conversion of the Luxinvest Converting Security (assuming Completion occurs and Luxinvest is issued the Luxinvest Tranche 1 Shares)
Voting power	0%	44.5%	46.1%
Shares held by Luxinvest	0	5,687,500,000	6,062,500,000

The voting power percentages above assume that no Shares (whether on the conversion of Notes or otherwise) other than those referred to in the Explanatory Statement are issued by the Company and Luxinvest does not acquire or sell any Shares from or to a third party after 28 May 2012 (being the last practicable date prior to the date of the Notice of Meeting).

In accordance with the Corporations Act, a Shareholder with a voting power of in excess of 20% and less than 90% may acquire an additional 3% voting power every 6 months without Shareholder approval and without being required to make a takeover bid. While the maximum voting power Luxinvest may obtain as a result of the transactions referred to in this Explanatory Statement is less than 50%, it could acquire Shares giving it an additional 3% voting power 6 months after Completion which could result in its voting power increasing above 50% (see section 4.2 below).

The Company notes that Luxinvest has no right under the Luxinvest Agreement or the Umbrella Deed to nominate subscribers to subscribe (in place of Luxinvest) for the Shares to be issued to Luxinvest under those documents. However, the Company understands that it is likely that

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Luxinvest will seek permission to so nominate third parties to subscribe for some or all of such Shares in its place and the Company notes that it is likely to treat any such request favourably. Notwithstanding this potential eventuality, this Notice of Meeting seeks approval for Luxinvest to acquire the all of those Shares.

4.2	Effect of control

Luxinvest’s maximum voting power is close to 50%. If Luxinvest’s voting power exceeds 50%, Luxinvest will have the power to pass an ordinary resolution at a general meeting of the Company, including resolutions to appoint or remove any or all Directors of the Company. Further, while Luxinvest’s voting power exceeds 25%, it will have the ability to block a special resolution of the Shareholders (which requires 75% approval). Luxinvest may, in practice, have these powers even with a voting power of less than 50% or 25% (as applicable) depending on the number of Shares which are voted on any particular resolution. Accordingly, Luxinvest will have significant influence on the Company.

Luxinvest’s current intentions with regard to the Company are set out in section 4.3 below. However, those intentions may change and Luxinvest could use its voting power to pursue intentions which differ from those set out below.

4.3	Luxinvest’s intentions

The Company has been advised by Luxinvest that it currently:

(a)	has no intention to change the business of the Company;

(b)	has no intention to provide further equity or debt financing to the Company outside of the transactions contemplated by the Luxinvest Agreement and the Umbrella Deed but may participate in capital raisings in the future on a case by case basis subject to appropriate approval by Shareholders if necessary;

(c)	intends to retain the present employees of the Company;

(d)	has no intention to transfer any Company property between the Company and Luxinvest or any of its associates;

(e)	has no intention to redeploy the fixed assets of the Company;

(f)	has no intention to significantly change the financial or dividend distribution policies of the Company; and

(g)	has no intention to appoint or remove one or more persons as Directors of the Company.

5	Consequences of Completion not occurring

5.1	Completion

Completion of the Umbrella Deed is conditional on Shareholder approval being received on the terms of the Resolution prior to 17 July 2012. Under the terms of the Umbrella Deed, completion of the subscription for the Luxinvest Tranche 2 Shares under the Luxinvest Agreement is also conditional on completion occurring under the Umbrella Deed. If the Resolution is not approved at the meeting, the Company will not be able to satisfy the conditions under the Umbrella Deed and it is likely that the Umbrella Deed will be terminated. If the Umbrella Deed is terminated, the Company will need to find alternative funding.

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If the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain an additional source of funding, the Directors may be required to appoint an administrator. See section 5.2 below for further information.

5.2	Consequences of appointing an administrator

If the Directors are required to appoint an administrator it will mean that:

•

the Company will be controlled by the administrator and creditors (which will include Note Holders). The creditors will be given the opportunity to elect a committee to consult with the administrator about the administration of the Company. The administration process may ultimately result in creditors approving the winding up of the Company which would involve the sale of all of its assets;

•

a default event will occur under the Charge and the Charge will automatically become a fixed charge over the whole of the Company’s assets (including its intellectual property). This will enable the Trustee to take control of, and sell, the Company’s assets in order to repay some or all of the Face Value of the Secured Notes to Secured Note Holders (subject to the rights of certain unsecured creditors preferred by law to be paid in priority to the Secured Note Holders); and

•

a default event will occur under the Trust Deed which will entitle the Trustee to institute proceedings against the Company to recover any moneys owing to both Secured Note Holders and Interest Bearing Note Holders. As the Secured Notes rank in priority to the Interest Bearing Notes and have their Face Value secured by the Charge, Secured Note Holders will need to be paid the full Face Value of their Secured Notes from the net proceeds of the sale of the Company’s assets before any payment can be made to repay the Face Value of (and any outstanding interest owing on) the Interest Bearing Notes.

The Company does not own any significant assets which are readily convertible to cash. The Company’s main asset is its intellectual property, which is inherently difficult to value. The Directors believe that the total value of the Company’s assets is largely dependent on the price that can be obtained for the sale of the Company’s intellectual property, which is uncertain. Until any such sale is completed it is not possible to forecast whether there will be funds available to distribute to Secured Note Holders or Interest Bearing Note Holders will receive the full Face Value of (and any outstanding interest owing on) their Notes from the net proceeds of a winding up, or the percentage of such debts that may be repaid to Note Holders.

6	Directors’ recommendation

None of the directors of the Company directly hold Notes.

The Directors have carefully considered the potential impact of the Resolution on Note Holders and unanimously recommend that Note Holders vote in favour of the Resolution.

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7	Trustee’s disclaimer

The Trustee has not authorised or caused the issue of the Notice of Meeting or the Explanatory Statement. Neither the Trustee nor any member of the group of companies of which the Trustee is a member, makes any representation as to the truth or accuracy of the contents of these documents other than the parts which refer directly to the Trustee.

The Trustee does not make any representation regarding or accept any responsibility for any statements or omissions in or from any other parts of these documents. The Trustee has relied upon the Company for the accuracy of the contents of these documents.

Neither the Trustee nor any member of the group of companies of which the Trustee is a member makes any representations as to any potential return on the Notes.

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Glossary

In this Explanatory Statement, the following terms have the meanings below unless the context otherwise requires:

$	Australian dollars

Amendment Deed	a deed between the Company and the Trustee that will be tabled at the meeting and will, if the Resolution is approved and the Condition is satisfied, effect the proposed amendments to the Note Terms

ASOF	the Australian Special Opportunity Fund LP, an investment company managed by the New York-based investment fund manager, The Lind Partners, LLC

ASOF Convertible Security	the unquoted unsecured convertible security issued to ASOF on 28 December 2011 which was approved by Shareholders on 8 December 2011

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes, dated 31 July 2009

Company or Metal Storm	Metal Storm Limited ABN 99 064 270 006

Completion	completion of the Share issues and Secured Note conversions and redemptions and other obligations under the Umbrella Deed and, unless the context otherwise provides, the Luxinvest Agreement

Condition	the condition to the Resolution set out in the Notice of Meeting

Conversion Notes	has the meaning given to that term in section 3.2.1 of the Explanatory Statement

Corporations Act	Corporations Act 2001 (Cth)

Debt Forgiveness	the proposed forgiveness by ASOF of approximately $1.5 million of Face Value of the Secured Notes it has purchased from Harmony Investment Fund Limited, as described in section 3.2.1 of the Explanatory Statement

Deposit	has the meaning given to that term in section 3.2.1 of the Explanatory Statement

Director	a director of the Company

Explanatory Statement	the explanatory statement containing this glossary which is attached to the Notice of Meeting

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Extraordinary Resolution	a resolution approved at a meeting of Note Holders by Note Holders entitled to cast not less than 75% of the votes of all Note Holders present or represented and voting at a meeting

Face Value	$0.135 per Note

Fee Shares	has the meaning given to that term in section 3.2.1 of the Explanatory Statement

Forgiveness Notes	has the meaning given to that term in section 3.2.1 of the Explanatory Statement

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc., a US company 49% owned by the Company

Independent Expert	Vincents Corporate Advisory Pty Ltd

Independent Expert’s Report	the independent expert’s report from the Independent Expert on the transactions the subject of the Shareholder Resolution

Interest Bearing Note Holders	Note Holders that hold Interest Bearing Notes

Interest Bearing Notes	Notes which bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTG

Initial Luxinvest Subscription Agreement	has the meaning given to that term in section 3.1.1 of the Explanatory Statement

Luxinvest	Luxinvest Capital Advisors S.A.

Luxinvest Agreement	the subscription agreement between the Company and Luxinvest dated 18 April 2012, as amended by the Umbrella Deed

Luxinvest Converting Security	the single converting security to be issued to Luxinvest under the Umbrella Deed on the terms described in section 3.2.6 of the Explanatory Statement

Luxinvest Tranche 1 Shares	has the meaning given in line one of the table in section 3.1.2 of the Explanatory Statement

Luxinvest Tranche 2 Shares	has the meaning given in line two of the table in section 3.1.2 of the Explanatory Statement

Note Holders	persons whose names are entered in the Register

Note Terms	terms which govern the Notes as amended from time to time

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Notice of Meeting	the notice of meeting of Note Holders dated 31 May 2012

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Original Notes	the convertible notes issued under the Trust Deed on or about 1 September 2006 which became Interest Bearing Notes on 31 July 2009

Quarter	each period of three months ending on 31 March, 30 June, 30 September and 31 December in each year

Redemption Notes	has the meaning given to that term in section 3.2.1 of the Explanatory Statement

Register	the register of Secured Notes or Interest Bearing Notes, or both of them, as the context requires, maintained by or on behalf of the Company

Resolution	the resolution set out in the Notice of Meeting

Secured Note Holders	Note Holders that hold Secured Notes

Secured Notes	Notes which are secured by the Charge, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTGA

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shareholder Meeting	the meeting of Shareholders convened for 16 July 2012 to consider the Shareholder Resolution

Shareholder Resolution	the resolution to be considered by Shareholders at the Shareholder Meeting to approve, amongst other things, the amendments to the Note Terms on the terms set out in the Amendment Deed

Shares	fully paid ordinary shares in the capital of the Company

Subscription Shares	has the meaning given to that term in section 3.2.1 of the Explanatory Statement

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee as amended from time to time

Trustee	ANZ Trustees Limited ABN 33 006 132 332

Umbrella Deed	the Umbrella Deed – Secured Notes and Convertible Security Agreement between the Company, Luxinvest, ASOF and Hopgood Ganim dated on 18 April 2012

voting power	has the meaning given to that term in the Corporations Act

VWAP	volume weighted average price

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Schedule 1 - Summary of proposed amendments to the Note Terms under the Resolution

The Note Terms are proposed to be amended so that

•	the Company can redeem the Redemption Notes from ASOF for $1.7 million cash; and

•	ASOF can convert the Conversion Notes into 1,555,555,500 Shares at an issue price of $0.0009.

The table describes the changes to be made to the provisions of the Trust Deed.

Unless otherwise defined in the Explanatory Statement, capitalised terms in the following table have the meaning given to them in the Note Terms.

Clause reference	Summary of amendment

1.1. Definition of Conversion Notes	This is a definition of the Notes which ASOF has agreed to convert on Completion. It is referred to in the amended clause 7.

1.1. Definition of Redemption Amount	This is a definition of the amount for which ASOF has agreed the Redemption Notes will be redeemed on Completion. It is referred to in the amended clause 6.

1.1. Definition of Redemption Notes	This is a definition of the Notes which ASOF has agreed will be redeemed on Completion. It is referred to in the amended clause 6.

1.1. Definition of Umbrella Deed	This is a definition of the deed under which ASOF has agreed to the redemption of the Redemption Notes and conversion of the Conversion Notes. It is referred to in the amended clause 6.1.

2(f) Background	This new clause has been inserted to refer to the approval of Note Holders to amend the Note Terms to permit the redemption of the Redemption Notes and conversion of the Conversion Notes in accordance with the Umbrella Deed.

6.3 Redemption on Maturity Date	This clause has been inserted to grant the Company the power to redeem the Redemption Notes for $1.7 million on Completion in accordance with the terms of the Umbrella Deed.

7 Conversion	This clause has been amended to facilitate the conversion of the Conversion Notes. The amendments will allow the Conversion Notes to be converted into Shares on Completion for $0.0009 per Share in accordance with the terms of the Umbrella Deed.

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Schedule 2 – Pro-forma Balance Sheet

The pro-forma balance sheet presented below is based on the audited statement of financial position of the Group as at 31 December 2011. The columns entitled Other Transactions and Contemplated Transaction have not been audited or reviewed.

Metal Storm Limited

Pro-Forma Balance Sheet

	31 December 2011 $	Other Transactions $		Contemplated Transaction $		After $
Assets
Current assets
Cash and cash equivalents	480,672	700,000	[4]	2,600,000	[5]	3,780,672
Trade and other receivables	236,998					236,998

Total current assets	717,670					4,017,670

Non-current assets
Trade and other receivables	78,452					78,452
Property, plant and equipment	284,295					284,295

Total non-current assets	362,747					362,747

Total assets	1,080,417					4,380,417

Liabilities
Current liabilities
Trade and other payables	1,072,109					1,072,109
Conversion derivative	18,867	4,089,924	[1]	(2,590,504)[6]		1,518,287
Non-interest bearing loans and borrowings	14,701,159	(9,064,501)[1]		(4,771,769)[6]		864,889
Interest-bearing loans and borrowings	4,364,860	(2,730,804)[1]				1,634,056

Total current liabilities	20,156,995					5,089,341

Non-current liabilities
Convertible Securities	900,000	(900,000)[2]				—
Other	15,109					15,109

Total non-current liabilities	915,109					15,109

Total liabilities	21,072,104					5,104,450

Net assets	(19,991,687)					(724,033)

Equity
Contributed equity	81,926,463	1,600,000	[3]	5,166,501	[7]	88,692,964
Reserves	12,799,382					12,799,382
Accumulated losses	(114,717,532)	7,705,381	[1]	4,795,772	[8]	(102,216,379)

Total equity	(19,991,687)					(724,033)

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Notes

Capitalised terms in these Notes have the meaning given to them in the Explanatory Statement.

1.	The Notes are initially recognized at fair value and carried at amortised cost. Due to amendments to the Note Terms approved by Note Holders and Shareholders of the Company on 12 January 2012, the accounting standards require the Notes to be treated as if the debt was extinguished and re-issued. This means marking the Notes to their fair value and recognizing the difference as a gain or loss in the income statement. The Notes in this pro-forma have been marked to their fair value as at 12 January 2012.

2.	This entry represents the conversion of the entire face value of the ASOF Convertible Security and a convertible security held by Andrew Doyle (which has occurred since 31 December 2011).

3.	This entry represents the issue of the Luxinvest Tranche 1 Shares (437,500,000) and Shares under the Initial Luxinvest Subscription Agreement (437,500,000).

4.	This entry represents the net increase in cash and cash equivalents that have and will result from the issue of the Luxinvest Tranche 1 Shares and Shares under the Initial Luxinvest Subscription Agreement:

Initial Luxinvest Subscription Agreement	350,000
Luxinvest Tranche 1 Shares	350,000
TOTAL	700,000

5.	This entry represents the net increase in cash and cash equivalents that will result from the following transactions the subject of the Luxinvest Agreement and the Umbrella Deed:

Luxinvest Tranche 2 Shares	3,900,000
Subscription Shares	100,000
Luxinvest Converting Security	300,000
Consideration for debt forgiveness notes	(1,700,000)
TOTAL	2,600,000

6.	These entries represent the redemption of the Redemption Notes, the conversion of the Conversion Notes and the forgiveness of the Forgiveness Notes on Completion of the Umbrella Deed. The redemption of the Redemption Notes ($5,549,307) and the forgiveness of the Forgiveness Notes ($946,465) will be reflected in the income statement while the conversion of the Conversion Notes ($866,501) will be shown in equity (see notes 7 and 8).

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7.	This entry represents the new Shares issued as a result of the issue of the Luxinvest Tranche 2 Shares, the Fee Shares, the Subscription Shares and the Luxinvest Conversion Shares to Luxinvest (up to 5,625,000,000 Shares) and the conversion of the Conversion Notes by ASOF (1,555,555,500 Shares).

8.	This entry represents the net gain achieved as a result of the redemption of the Redemption Notes ($5,549,307) and the forgiveness of the Forgiveness Notes ($946,465), as offset by the consideration paid for the Redemption Notes ($1,700,000).

9.	Other than in relation to Shares to be issued and Notes to be converted, redeemed and forgiven in accordance with the Umbrella Deed and the Luxinvest Agreement, this pro-forma balance sheet does not take into account any Shares issued by the Company (whether on the conversion of Notes or otherwise) or Notes converted by Note Holders after 28 May 2012 (being the last practicable date prior to the date of the Notice of Meeting).

10.	This pro-forma balance sheet does not contain any adjustment or amendment or otherwise updates in any way the statement of financial position of the Group as at 31 December 2011 except to the extent set out in these notes as a result of the issue of Shares and the conversion, redemption and forgiveness (as applicable) of Notes and other convertible and converting securities.

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